UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-40750
CUSIP NUMBER 20848V105

(Check one):	⌧ Form 10-K	□ Form 20-F	□ Form 11-K	□ Form 10-Q	□ Form 10-D
	□ Form N-CEN	□ Form N-CSR

	For Period Ended:	December 31, 2021
□ Transition Report on Form 10-K
□ Transition Report on Form 20-F
□ Transition Report on Form 11-K
□ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Consensus Cloud Solutions, Inc.
Full Name of Registrant

Former Name if Applicable
700 S. Flower Street, 15th Floor

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90017
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
⌧	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on October 7, 2021, J2 Global, Inc. (now known as Ziff Davis, Inc.) completed its previously announced plans to separate into two publicly traded companies: one addressing healthcare interoperability and comprising its Cloud Fax business, which does business as Consensus Cloud Solutions, Inc. (the “Company”), and one that continues J2 Global’s strategy of building a leading internet platform focused on key verticals, including technology & gaming, shopping, health, cybersecurity and martech, which does business as Ziff Davis (the “Separation”).

The Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”)
will be the Company’s first annual report as an independent publicly-traded company. Due to the timing of the completion of the Separation and the complexity of accounting relating to the Separation, the Company requires additional time to complete certain analyses and disclosures to be included in the 2021 Form 10-K. The Company is therefore unable to file its 2021 Form 10-K within the prescribed time period without unreasonable effort or expense. The Company intends to file its 2021 Form 10-K within the fifteen-day period provided under Rule 12b-25 no later than by April 15, 2022.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Vithya Aubee	323	860-9201
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

⌧ Yes □ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

⌧ Yes □ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The 2021 Form 10-K and the results of operations reported therein will reflect the Separation. Among other things, the Company expects to report net income of $105.7 million for the year ended December 31, 2021 compared to $152.9 million for the year ended December 31, 2020; the decrease was primarily due to income from discontinued operations decreasing from $30.5 million in the prior year to a net loss of $15.5 million in the current period. Income from continuing operations is expected to be reported $121.2 million for the year ended December 31, 2021, compared to $122.4 million in the year ended December 31, 2020. The Company also expects to report total revenues of $352.7 million for the year ended December 31, 2021 compared to $331.2 million for the year ended December 31, 2020. These 2020 and 2021 results are preliminary, unaudited, and subject to adjustments. In particular, due to the complexity of the Separation and the related transactions, the presentation of the Separation’s impact on the Company's financial statements is still being finalized. As a result of the foregoing, the information provided herein is subject to change.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “intend,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the 2021 Form 10-K. These forward-looking statements are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file the 2021 Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Consensus Cloud Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2022	By:	/s/ Vithya Aubee
Vithya Aubee Chief Legal Officer